CANPLATS RESOURCES CORPORATION

Second Quarter Report

January 31, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

To the Shareholders:

During the second quarter, the company focused its efforts on data correlation and planning for drill programs to be carried out in 2005 on its Mexican gold properties.

In late February, a reverse circulation drill program commenced on the Yerbabuena property in north-central Durango State. The program will test five separate zones of extensive silicification and quartz veining with anomalous gold values on surface that are interpreted to represent the upper sequences of epithermal gold systems. The most promising structures will be tested at depth with diamond drilling.

Last year, reverse circulation drilling of the Rodeo property resulted in the discovery of extensive near-surface gold mineralization adjacent to two steeply dipping structural vein systems. This near-surface mineralization is open in several directions and requires further delineation. Technical problems during drilling prevented testing of the principal structures at depth. Planning is currently underway for a diamond drill program to test the down-dip extension of the structures.

An initial ground magnetometer survey has been completed on the El Rincon property, located 100 kilometers north of the city of Durango. Results from the survey are being correlated with geochemical and geological data. Future work will include a detailed geophysical survey to define drill targets within the extensive structural corridor that contains the El Cairo gold deposit of Morgain Minerals immediately west of the El Rincon property.

On behalf of the board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

March 17, 2005

NOTICE TO READER

These interim consolidated financial statements for the six months ended January 31, 2005 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the company’s auditors.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in Canadian dollars)

	January 31, 2005 $	July 31, 2004 $

ASSETS
Current
Cash and cash equivalents	1,035,808	1,580,412
Restricted cash (note 5)	67,282	--
Receivables	64,285	105,905
Prepaid expense	4,856	16,764

Total current assets	1,172,231	1,703,081

Mineral properties	2,219,097	1,723,731

Property, plant and equipment	22,018	31,181

Total assets	3,413,346	3,457,993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	61,175	69,739
Due to related parties (note 8)	53,536	10,417

Total liabilities	114,711	80,156

Shareholders' equity
Share capital issued (note 6)	11,771,495	11,591,270

Deficit	(8,472,860)	(8,213,433)

Total shareholders' equity	3,298,635	3,377,837

	3,413,346	3,457,993

On behalf of the Board:

"R.E.Gordon Davis"	"James W. Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited - expressed in Canadian dollars)

Three Months ended January 31,	Six Months ended January 31,
	2005 $	2004 $	2005 $	2004 $

Expenses
Amortization	(3,532)	--	--	--
Bank charges	408	494	825	767
General exploration	1,325	--	7,611	--
Insurance	1,577	2,896	4,200	2,896
Investor relations	50,277	35,314	94,135	58,091
Legal, accounting and audit	1,474	3,929	6,730	5,429
Listing and filing fees	3,151	14,832	4,251	15,459
Management administration fee	--	4,500	--	9,000
Office	735	456	774	532
Other fees and taxes	--	--	--	834
Rent	--	3,000	--	6,000
Salaries	17,377	4,907	28,988	12,522
Shareholder relations	20,797	12,368	26,556	16,036
Stock-based compensation	96,100	--	111,000	7,600
Telephone	2	4	29	6
Transfer agents	2,700	4,035	6,575	5,325

	(192,391)	(86,735)	(291,674)	(140,497)

Other income
Interest income	9,641	6,102	14,539	7,916
Foreign exchange gain (loss)	6,570	5,235	(5,716)	5,235
Write-off of mineral property	(12,176)	(183,204)	(12,176)	(183,204)
Future income tax recovery (note 7)	35,600	--	35,600	--

	39,635	(171,867)	32,247	(170,053)

Loss for the period	(152,756)	(258,602)	(259,427)	(310,550)

Deficit, beginning of the period	(8,320,104)	(6,995,188)	(8,213,433)	(6,943,240)

Deficit, end of the period	(8,472,860)	(7,253,790)	(8,472,860)	(7,253,790)

Weighted average number of issued shares	29,371,110	20,581,795	29,256,708	20,273,222

Basic and diluted loss per common share	(0.01)	(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in Canadian dollars)

Three Months ended January 31,	Six Months ended January 31,
	2005 $	2004 $	2005 $	2004 $

OPERATING ACTIVITIES
Loss for the period	(152,756)	(258,602)	(259,427)	(310,550)
Non-cash items
Amortization	(3,532)	--	--	--
Valuation of options issued	96,100	--	111,000	7,600
Mineral property written-off	12,176	183,204	12,176	183,204
Future income tax recovery	(35,600)	--	(35,600)	--

	(83,612)	(75,398)	(171,851)	(119,746)

Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	87,994	(22,537)	53,528	(15,565)
Due from related parties	--	2,820	--	5,640
Accounts payable and accrued liabilities	25,271	48,350	(8,564)	(8,848)
Due to related parties	9,433	37,991	43,119	29,596

Cash from (used in) operating activities	39,086	(8,774)	(83,768)	(108,923)

INVESTING ACTIVITY
Mineral property costs	(238,851)	(204,480)	(498,379)	(295,210)

Cash used in investing activity	(238,851)	(204,480)	(498,379)	(295,210)

FINANCING ACTIVITIES
Shares issued for cash	105,500	1,599,946	105,500	1,709,600
Share issue costs	(405)	(48,351)	(675)	(48,351)

Cash provided by financing activities	105,095	1,551,595	104,825	1,661,249

Increase (decrease) in cash	(94,670)	1,338,341	(477,322)	1,257,116

Cash and cash equivalents, beginning of period	1,197,760	344,574	1,580,412	425,799

Cash and cash equivalents, end of period	1,103,090	1,682,915	1,103,090	1,682,915

Supplemental cash flow information

Non-cash financing activities
Value assigned to options granted	96,100	--	111,000	--
Future income tax recovery	(35,600)	--	(35,600)	--

Non-cash investing activities
Mineral properties written-off	(12,176)	(183,204)	(12,176)	(183,204)
Amortization included in mineral property	9,163	--	9,163	--

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

Mineral Property Costs
For the six months ending January 31, 2005
(unaudited - expressed in Canadian dollars)

	Grand Bay (Canada) $	Geikie (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	El Rincon (Mexico) $	Total $

Balance, beginning of year	205,864	519,430	12,176	442,217	302,791	223,496	17,757	1,723,731

Acquisition costs for the period	--	--	--	--	--	--	--	--

Amortization	--	--	--	4,581	4,582	--	--	9,163
Assaying	--	--	--	30,690	21,038	6,435	2,991	61,154
Claim taxes	--	--	--	4,474	2,843	3,002	4,288	14,607
Consulting and contract services	--	--	--	29,462	26,041	--	6,920	62,423
Drafting salaries and consulting	--	--	--	1,800	1,868	1,732	118	5,518
Drilling	30,208	--	--	68,531	--	--	--	98,739
Equipment rental	--	--	--	1,132	52,459	--	--	53,591
Finders fee	--	--	--	6,293	9,515	6,274	12,688	34,770
Foreign exchange	--	--	--	3,461	4,282	398	2,837	10,978
Geology salaries and consulting	4,454	--	--	11,880	8,310	6,037	2,484	33,165
Geophysics airborne and ground	--	--	--	--	--	--	38,234	38,234
Labour and expediting	--	--	--	1,989	21,733	--	--	23,722
Legal	--	--	--	9,552	9,500	241	--	19,293
Living costs	5,964	656	--	36	--	1,119	--	7,775
Maps, prints and film	--	--	--	--	--	66	--	66
Office expenses	107	63	--	4,837	8,665	461	100	14,233
Storage	3,600	--	--	--	--	163	--	3,763
Supplies	--	--	--	--	260	--	--	260
Travel and transportation	2,242	--	--	4,194	5,810	3,842	--	16,088

Exploration costs for the period	46,575	719	--	182,912	176,906	29,770	70,660	507,542

Mineral properties written-off for the period	--	--	(12,176)	--	--	--	--	(12,176)

Balance, end of period	252,439	520,149	--	625,129	479,697	253,266	88,417	2,219,097

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2005

1.	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the company.

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2005

3.	CHANGE IN ACCOUNTING POLICY

Flow-Through Shares

During the year, the company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

5.	RESTRICTED CASH

During the quarter ending January 31, 2005, the company has raised a total of $100,000 in proceeds from a private placement of 250,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of January 31, 2005, the unspent cash balance was $67,282.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2005

6.	SHARE CAPITAL

(a)	Shares:
	Authorized:	100,000,000 common shares with no par value.

The company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2004	29,142,306	11,591,270
Issued during the six months:
For cash:
Private placement (b)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options (d)	--	111,000
Future income tax recovery	--	(35,600)
Share issue costs	--	(675)

Balance, January 31, 2005	29,442,306	11,771,495

(b)	Private Placement

During the quarter ended January 31, 2005, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received during the quarter.

(c)	Warrants

At January 31, 2005, 5,870,000 share purchase warrants were outstanding with an exercise price of $0.40. These warrants expire on December 29, 2005, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

(d)	Stock Options

During the six months ending January 31, 2005, the company had granted a total of 610,000 stock options to employees and non-employees of the company. The fair value assigned to these options was $111,000 and this amount has been expensed as stock-based compensation. The total number of options outstanding at the end of the quarter was 1,830,000 with prices ranging from $0.11 to $0.37 with weighted average remaining lives of 1.7 years. This represents 6.2% of issued and outstanding share capital.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited - expressed in Canadian dollars)

For the six months ended January 31, 2005

7.	FUTURE INCOME TAX RECOVERY

During the current year, flow-through shares totalling $100,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

8.	RELATED PARTY TRANSACTIONS

(a)	The company entered into the following transactions with related parties:

(i)

Paid or accrued $115,033 (2004 - $75,913) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation, a company whose president and a director is also a director of the company. During the six months ended January 31, 2005, the company paid or accrued $3,600 (2004 - $5,640) relating to the exploration office.

(b)	Included in amounts receivables and payables at January 31, 2005 are the following:

(i)	$Nil (2004 - $314) due from East West.
(ii)	$3,600 (2004 - $Nil) payable to East West.
(iii)	$49,936 (2004 - $60,638) payable to Silver Standard.

9.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment gains (losses) and total assets by geographic location are as follows:

January 31, 2005

	Canada $	Mexico $	Total $

Gain (loss) for the year	(247,889)	(11,538)	(259,427)
Total assets	3,354,175	59,171	3,413,346

January 31, 2004

	Canada $	Mexico $	Total $

Gain (loss) for the year	(316,867)	6,317	(310,550)
Total assets	3,240,477	63,045	3,303,522

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Six Months ended January 31, 2005

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three and six months ended January 31, 2005 unaudited interim financial results with those of the comparable period of the previous year and is prepared as of March 17, 2005. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Annual Information Form is filed on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation (“Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

Results of Operations

The loss for the second quarter was $152,756 ($0.01 per share) compared to a loss of $258,602 ($0.01 per share) in the second quarter of the prior year. For the six months ended January 31, 2005, the loss for the period was 259,427 ($0.01 per share) compared to a loss of $310,550 ($0.02 per share) in the comparable period of the prior year. During the quarter ending January 31, 2005, the company incurred $192,391 in expenses compared to $86,735 in the comparable quarter of 2004. The major expenses for the quarter with comparisons for the same quarter of the prior year were $50,277 (2004 - $35,314) on investor relations, $17,377 (2004 - $4,907) on salaries, $20,797 (2004 - $12,368) on shareholder relations and $96,100 (2004 – $Nil) was expensed as the value assigned to stock options awarded to employees, directors and consultants. Investor relations expense was $14,963 higher than the comparable quarter in 2004 due mainly to costs associated with attendance at trade shows and conferences. During the current quarter, salaries were up $12,470 compared to the comparable quarter of 2004 due to greater activity and a change in the method of recovery of administration from Silver Standard. Silver Standard’s charge-out rates for staff now include a recovery amount for administration. Shareholder relations increased $8,429 over the comparable quarter of the prior year due to higher mailing costs.

During the second quarter, interest income of $9,641 was earned compared to $6,102 in the comparable quarter of 2004 due to higher cash balances available for investment. In the second quarter, the company wrote off its $12,176 investment in the Stucco property in Ontario. The company recorded a $35,600 future income tax recovery during the quarter relating to the flow-through shares that were issued during the quarter. The company had sufficient unused tax losses and deductions to offset all of the future income tax liability that was required to be set up when the company renunciated resource expenditures to the subscribers of the flow-through share financing.

Selected Quarterly Financial Data (unaudited)

		2005 $	2004 $				2003 $
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss for the period	(152,756)	(106,671)	* (892,652)	(66,991)	(258,602)	(51,948)	(81,606)	(153,174)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)

*

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property, $183,204 written off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

Liquidity and Capital Resources

During the quarter, a total of $105,500 was raised from financing activities. The company raised $100,000 from a flow-through share private placement consisting of 250,000 shares at $0.40 per share. An additional $5,500 was raised from the exercise of 50,000 share options that were priced at $0.11 per share.

A total of $238,851 was spent during the quarter on mineral properties compared to $204,480 in the comparable quarter of 2004. During the quarter, $44,763 was spent on the Grand Bay property. Drilling at Grand Bay commenced during the quarter after heavy snow conditions delayed the program. In Mexico, $80,434 was spent on the Yerbabuena property. Equipment delivery delayed the start of drilling until after the end of the quarter. At the El Rincon property, the company spent $51,341 during the quarter, including $38,234 on geophysics. A total of $36,266 was spent at the Rodeo property and $26,047 at the Santa Lucia property.

At January 31, 2005, the company had share capital of $11,771,495, representing 29,442,306 common shares issued and outstanding, and a deficit of $8,472,860 resulting in shareholders’ equity (or net assets) of $3,298,635.

At January 31, 2005, the company had $1,057,520 in working capital, including unrestricted cash and cash equivalents of $1,035,808, compared to $1,622,925 in working capital at the beginning of the current fiscal year. The company’s working capital will enable it to meet its current financial obligations. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financial Instruments and Other Instruments

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

(a)	For the six months ending January 31, 2005, the company had the following transactions with related parties:

(i)

Paid or accrued $115,033 (2004 - $75,913) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation (“East West”), a company whose president and a director is also a director of the company. For the six months ended January 31, 2005, the company paid or accrued $3,600 (2004 - $5,640) relating to the exploration office.

(b)	Included in amounts receivables and payables at January 31, 2005 are the following:

(i)	Nil (2004 - $314) due from East West.
(ii)	$3,600 (2004 - $Nil) payable to East West.
(iii)	$49,936 (2004 - $60,638) payable to Silver Standard.

Significant Changes in Accounting Policies

Flow-through shares

During the year, the company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate), thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the unaudited interim Consolidated Financial Statements and related notes for January 31, 2005 that is available on Canplats’ website at www.canplats.com, on the Canadian Securities Administrators’ web site at www.sedar.com or on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

Outstanding Share Data

The authorized capital consists of 100,000,000 common shares without par value. As of March 17, 2005 the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date

Issued and outstanding
common shares	29,442,306	--	--

Stock options outstanding	1,830,000	$0.11 - $0.37	Apr. 2006 - Jan. 2008

Warrants outstanding	5,870,000	$ 0.40	Dec. 29, 2005

Fully diluted	37,142,306

Approval

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in this interim MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on Canplats’ website at www.canplats.com, on the Canadian Securities Administrators’ web site at www.sedar.com or on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.